Asia Premium Television Group, Inc.

RM 602, 2 North Tuanjiehu Street, Chaoyang District

Beijing, 100026, People’s Republic of China

 (86-10) 6582-7900

August 25, 2009

Ms. Ivette Leon

Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C.  20549

Re:

-Asia Premium Television Group, Inc. (“Company”)
-Staff Comment Letter dated July 13, 2009 (“Comment Letter”)

Dear Ms. Leon:

This letter is in response to the Comment Letter. For reference purposes, our responses below correspond numerically to the numbered comments in the Comment Letter.

1. Form 10-K

Financial Statements

Consolidated statements of changes in stockholders equity (deficiency), page F-5

Our Response. We plan to disaggregate capital changes as suggested in amendments and future filings.

2. Form 10-Q for December 31, 2008

Financial Statements

Note 12. Subsequent Events, page 24.

Our Response.

After considering your comment, we intend to amend our financial statements and accompanying reports for the annual period ended September 31, 2008 (Form 10-K), and quarterly period ended December 31, 2008 (Form 10-Q). These amendments will be incorporated into the Amended 2008 Form 10-K and Amended 2008 Form 10-Q (as referred to in our responsive letter dated June 25, 2009 to the Staff).

If you have any questions concerning the Company’s responses, please direct all such comments and questions directly to our counsel, Daniel H. Luciano, Esq. His phone number is 908-832-5546 and his fax number is 847-556-1456.

Very truly yours,

Asia Premium Television Group, Inc.

/s/ Carla Zhou

Carla Zhou

Chief Financial Officer